UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               Intelliworxx, Inc.
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                                (Name of Issuer)


                           Common Stock, No Par Value
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                         (Title of Class of Securities)

                                   45817E 10 7
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                                 (CUSIP Number)

                                Ian N. Whitehead
                               Intelliworxx, Inc.
              1819 Main Street, 11th Floor, Sarasota, Florida 34236
                                 (941) 365-7790
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 2, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.45817E 10 7

1.   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Ian N Whitehead

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     Not applicable

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     OO

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

     No

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

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NUMBER OF SHARES BENEFICIALLY BY OWNED BY EACH REPORTING PERSON WITH

                    7.   SOLE VOTING POWER             1,415,000
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                    8.   SHARED VOTING POWER           100,000
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                    9.   SOLE DISPOSITIVE POWER        1,415,000
--------------------------------------------------------------------------------

                    10.  SHARED DISPOSITIVE POWER      100,000
--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     Ian N. Whitehead              1,515,000
     During 1999,Mr. Whitehead established two irrevocable trusts for his minor children, living at home totaling 60,000 shares. Mr. Whitehead has no voting or disposition power in either trust, and therefore has no beneficial interest in the 60,000 shares.

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     Not Applicable

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.0%

14.  TYPE OF REPORTING PERSON

     IN

     This Schedule 13D (the "Schedule 13D") is being filed by Mr. Ian N. Whitehead relating to shares of common stock of Intelliworxx, Inc., formerly Outdoor Resorts, Inc.

     This Schedule 13D relates to shares of common stock of the Issuer ("Common Stock") issued to Mr. Whitehead as a result of the merger of Intelliworxx, Inc. into Outdoor Resorts, Inc.

ITEM 1. SECURITY AND ISSUER:

     Securities acquired: Shares of Common Stock, No Par Value.

     Issuer:              Intelliworxx Inc.
                          (formerly Outdoor Resorts, Inc.)
                          1819 Main Street, 11th Floor
                          Sarasota, Florida 34236

ITEM 2. IDENTITY AND BACKGROUND:

     Intelliworxx, Inc. a Florida corporation (formerly Outdoor Resorts, Inc.) is a company that specializes in creating advanced, speech-driven mobile computer solutions with principal offices at 1819 Main Street, 11th Floor, Sarasota, Florida 34236. Mr. Whitehead is a Director and full-time employee of Intelliworxx, Inc.

          (a)  Ian N. Whitehead;

          (b)  1819 Main Street, 11th Floor, Sarasota, Florida 34236;

          (c) Director and full-time employee of Intelliworxx, Inc. 1819 Main Street, 11th Floor, Sarasota, Florida 34236;

          (d) Mr. Whitehead has not been convicted in a criminal proceeding during the last five (5) years;

          (e) Mr. Whitehead is not nor has he been during the past five (5) years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result thereof, subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

          (f)  USA.

ITEM 3. SOURCE AND AMOUNT OF FUNDS:

     The shares of Outdoor Resorts, Inc., a Florida corporation, formerly located at 1509 South Florida Avenue, Suite 3, Lakeland, Florida 33803 (now known as Intelliworxx Inc.), were acquired by Mr. Whitehead as a result of the merger of Intelliworxx Inc. into Outdoor Resorts, Inc.--all as described in the responsive materials to Item 4 of this SEC form Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION:

     Intelliworxx Inc., a Florida corporation, and Outdoor Resorts, Inc., a Florida corporation, entered into an Agreement and Plan of Reorganization By and Among Outdoor Resorts, Inc., Intelliworxx Inc., and Kevin B. Rogers, Michael P. Jonas, Donald H. Pound, Jr., Vincent D. Reynolds, Ian N. Whitehead, and Christopher J. Floyd, The Shareholders of Intelliworxx Inc. effective November 23, 1998, (the "Agreement"), with Outdoor Resorts, Inc. as the surviving corporation. The Agreement was filed with the Issuer's Form 10-SB dated November 15, 1999, and is by this reference made a part hereof and incorporated herein.

As a result of the Agreement, Mr. Whitehead as a shareholder of Intelliworxx, Inc., received 2,000,000 shares in Outdoor Resorts, Inc. for the shares he previously held in Intelliworxx Inc. Mr. Whitehead simultaneously gifted 125,000 shares of Outdoor Resorts, Inc. to two individuals and set up two irrevocable trusts totaling 230,000 shares. Mr. Whitehead also set up an irrevocable trust totaling 8,000 shares on January 29, 1999 and two irrevocable trusts totaling 122,000 on October 22, 1999. Also on October 22, 1999, Mr. Whitehead transferred 100,000 shares to his wife, Leah Wolf Whitehead.

     Mr. Whitehead does not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of Intelliworxx, Inc. Mr. Whitehead reserves the right to acquire or dispose of additional securities of the Issuer, if and when permitted by law to the extent deemed advisable in light of market conditions and any other relevant factor.

     Mr. Whitehead does not have any present plans or proposals that would result in any of the following:

          (a) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Intelliworxx, Inc. or any of its subsidiaries;

          (b)  any  sale  or  transfer  of  a  material   amount  of  assets  of
               Intelliworxx Inc. or any of its subsidiaries;

          (c) any change in the present Board of Directors or officers of Intelliworxx Inc.;

          (d) any material change in the present capitalization or dividend policy of the Intelliworxx, Inc.;

          (e) any other material change in Intelliworxx, Inc.'s business or corporate structure;

          (f) any change in Intelliworxx, Inc.'s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Intelliworxx, Inc. by any person;

          (g) causing a class of securities of Intelliworxx, Inc. to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (h) causing a class of securities of Intelliworxx, Inc. to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (i)  any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF INTELLIWORXX, INC.:

          (a) As of December 2, 1999, Mr. Whitehead was the beneficial owner of 1,515,000 shares or 10.0% of the outstanding Common Stock of Intelliworxx, Inc.

          (b) Mr. Whitehead has the sole power to vote and dispose of the shares that he holds.

          (c)  None other than that referred to in Item 4 above.

          (d)  Not Applicable.

          (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
             SECURITIES OF THE ISSUER:

     Mr. Whitehead does not have an agreement written or otherwise with any other shareholder of Intelliworxx, Inc. to vote, not vote or otherwise take any action in concert with respect to his beneficial ownership in the shares of Intelliworxx, Inc. which he owns.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS:

     Exhibit 1 Agreement and Plan of Reorganization By and Among Outdoor Resorts, Inc., Intelliworxx Inc., and Kevin B. Rogers, Michael P. Jonas, Donald H. Pound, Jr., Vincent D. Reynolds, Ian N. Whitehead, and Christopher J. Floyd, The Shareholders of Intelliworxx Inc. dated November 23, 1998. Exhibit 1 was filed with the Issuer's Form 10-SB on November 15, 1999, which Form 10-SB is by this reference made a part hereof and incorporated herein.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



By: /s/ Ian N. Whitehead                                    December 2, 1999
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Ian N. Whitehead